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                               March 28, 2023

       Razvan Radulescu
       Chief Financial Officer
       Blue Bird Corp
       3920 Arkwright Road, 2nd Floor
       Macon, Georgia 31210

                                                        Re: Blue Bird Corp
                                                            Form 10-K for the
Fiscal Year Ended October 1, 2022
                                                            Filed December 12,
2022
                                                            File No. 001-36267

       Dear Razvan Radulescu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended October 1, 2022

       Managements Discussion and Analysis of Financial Condition and Results of Operations, page
       26

   1. We note that you had entered into a four year interest rate collar to partially mitigate your exposure to interest
rate fluctuations, which terminated on September 30, 2022. In future filings, please
describe in your disclosure how the interest rate fluctuations related to the credit facility impact
your results of operations and cash flows, and describe any new measures you have taken
to mitigate the interest rate risks, if any.
       Key Non-GAAP Financial Measures We Use to Evaluate Our Performance, page
31

   2.                                                   We note that your
adjusted EBITDA reflect adjustments for    Operational transformation
                                                        initiatives    and
Product redesign initiatives   . These adjustments were also included in
                                                        the calculations of
non-GAAP measures disclosed in the earnings release for fiscal 2022.
                                                        Please tell us the
nature of these adjustments and how you considered Question 100.01 of the Non-GAAP Financial
Measures Compliance and Disclosure Interpretation.
 Razvan Radulescu
Blue Bird Corp
March 28, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Melissa
Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.



FirstName LastNameRazvan Radulescu                        Sincerely,
Comapany NameBlue Bird Corp
                                                          Division of
Corporation Finance
March 28, 2023 Page 2                                     Office of
Manufacturing
FirstName LastName